UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-03722 CUSIP Number: 048209100
(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Atlantic American Corporation
Full Name of Registrant

Former Name if Applicable

4370 Peachtree Road, N.E.
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30319
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Atlantic American Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the “Q2 Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to compile and analyze all requisite financial information, and the supporting documentation required by the recently adopted Accounting Standards Update No. 2018‑12, Financial Services—Insurance (Topic 944)—Targeted Improvements to the Accounting for Long-Duration Contracts, in order to complete the Annual Report on Form 10-K for the year ended December 31, 2025, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 and the Q2 Form 10-Q (collectively, the “Delinquent Reports”), and to permit the Company’s independent registered public accounting firm to complete its audit procedures.

As previously disclosed, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Nasdaq Stock Market LLC has granted the Company an extension until October 12, 2026 to regain compliance with the Rule. The Company continues to work diligently to file the Delinquent Reports as promptly as practicable and regain compliance with the Rule within such period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nickeesha Bates	(404)	266-5500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2025

Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements other than those of historical fact and are inherently subject to risks and uncertainties that could cause actual results to differ materially. These forward-looking statements include statements regarding the Company’s expectations with respect to the results of operations to be set forth in the Delinquent Reports, the Company’s ability to file the Delinquent Reports by October 12, 2026 and to regain compliance with Nasdaq listing rules. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not guarantees of actual performance. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others, the results of the Company’s financial reporting procedures and the possibility of adjustments in the Company’s financial reporting process generally. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Atlantic American Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Nickeesha Bates
Nickeesha Bates
Vice President, Corporate Controller, Corporate Accounting/Finance